Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Those Charged with Governance Yellowstone Acquisition Company:

We consent to the use of our report included herein and to the reference to our firm under the heading “Experts” in the prospectus.

Our report dated September 9, 2020, except for the third paragraph of Note 1 and the first paragraph of Note 5, as to which the date is October 19, 2020 contains an explanatory paragraph that states that the Company has a working capital deficiency and lacks the financial resources it needs to sustain operations for a reasonable period of time, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Omaha, Nebraska

October 21, 2020